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Exhibit 4.30

TECHNOLOGY TRANSFER AGREEMENT

This Technology Transfer Agreement (this “Agreement”) is made and executed as of this 1st day of August, 2002, by and between ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda, and having its principal office of business located at Cedar House, 41 Cedar Avenue, Hamilton HM 12, Bermuda (hereinafter referred to as “ChipMOS (Bermuda)”), and ChipMOS TECHNOLOGIES (Shanghai) LTD., a company incorporated under the laws of the People’s Republic of China, and having its principal office of business located at 1688, Xin-Qu Road, Qingpu Industrial Zone, Shanghai, China.

(Each of ChipMOS (Bermuda) and ChipMOS (Shanghai) shall be referred to as a “Party” or collectively as the “Parties.”)

WHEREAS, ChipMOS (Shanghai) is a wholly owned subsidiary of Modern Mind Technology Limited, which is a wholly owned subsidiary of ChipMOS TECHNOLOGIES (Bermuda) Ltd;

WHEREAS, ChipMOS (Bermuda) controls certain technologies for the package assembly and testing of wafer and semiconductor products (including sub-systems and modules);

WHEREAS, ChipMOS (Bermuda) controls certain associated systems for implementing said technologies;

WHEREAS, ChipMOS (Bermuda) has the right and desires to transfer the aforesaid technologies and systems to ChipMOS (Shanghai); and

WHEREAS, ChipMOS (Shanghai) wishes to obtain from ChipMOS (Bermuda), and ChipMOS (Bermuda) wishes to transfer said technologies and systems, and provide technical support and consulting services to ChipMOS (Shanghai).

NOW, THEREFORE, in consideration of the representations, warranties and covenants herein, and for other good and valuable consideration, the receipt and sufficiency of which-is hereby acknowledged, the Parties agree as follows:

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Article I Definitions

1.1 “Confidential Information” shall mean all information that is disclosed to a Party by the other Party in connection with this Agreement that is conveyed (a) in written, graphic, machine readable or other tangible form and conspicuously marked “confidential,” “proprietary” or in some other manner to indicate its confidential nature; or (b) orally, provided that such information is designated in writing as confidential or proprietary within thirty (30) days of such oral disclosure.

1.2 “Departments in Charge” shall mean the government agencies of the People’s Republic of China (“PRC”) involved with the approval or registration of technology transfer and license to PRC.

1.3 “Effective Date” shall mean the date on which the relevant Departments in Charge grant the necessary approvals or registration for the purpose of giving effect to or official registration of this Agreement.

1.4 “Improvements” shall mean any modifications, improvements, changes or derivative works to the Licensed Technology, Technical Documentation or Services.

1.5 “Licensed Products” shall mean all products using the Licensed Technology, and assembled and tested at facilities of ChipMOS (Shanghai).

1.6 “Licensed Systems” shall mean the systems transferred by ChipMOS (Bermuda) for the purposes of implementing the Licensed Technology and optimizing the performance of production lines of ChipMOS (Shanghai). The Licensed Systems are listed exclusively in Annex I.

1.7 “Licensed Technology” shall mean, collectively, Patents and Know-How which are licensed or provided pursuant to the terms of this Agreement, and are necessary for package assembly or testing of semiconductor products which is controlled by ChipMOS (Bermuda) at the date of this Agreement. The Licensed Technology is exclusively set forth in Annex II.

For purposes of this Agreement, (a) “Patents” means all patent rights and all right, title and interest in all patent applications and patents to issue on them, all letters patent or equivalent rights and applications, including any reissue, extension, division, continuation or continuation-in-part applications throughout the world; (b) “Know-How’-means all technical information, (including but not limited to technical data or specifications, drawings, engineering information, process or production information, formulas, information on compositions of matter, techniques or methods, software or computer programs, and proprietary tools) related to the package assembly or testing of semiconductor products, which is available at ChipMOS (Bermuda) at the date of this Agreement.

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1.8 “Services” shall mean technical support or consulting services the Technology Provider tenders to ChipMOS (Shanghai) under this Agreement.

1.9 “Technical Documentation” shall mean all drawings, data, charts, graphs, procedure books, operation manuals and data, technical processes and other tangible technical literature, necessary for the package assembly or testing of the semiconductor products, which is controlled by ChipMOS (Bermuda) at the date of this Agreement.

1.10 “Technology Provider” shall mean either of ChipMOS (Bermuda) or its designated subsidiary, which is responsible for delivery of Technical Documentation and provision of Services.

1.11 “Term” means the effective term of this Agreement.

Article II Technology Transfer

2.1 ChipMOS (Shanghai) agrees to acquire from ChipMOS (Bermuda), and ChipMOS (Bermuda) agrees to transfer to ChipMOS (Shanghai) the Licensed Technology and the Licensed Systems.

2.2 The Parties agree that the transfer of the Licensed Technology and the Licensed Systems shall be implemented by way of delivery of Technical Documentation and provision of technical support and consulting services in accordance with this Agreement. The Parties acknowledge and agree that the nature of the transfer hereunder shall be that of grant of license under the Licensed Technology and the Licensed Systems without transferring the title or ownership thereof, and the Licensed Technology and the Licensed Systems shall remain the exclusive and proprietary property of Technology Provider at all times and for all purposes.

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Article III Consideration

3.1 In consideration for the transfer of Licensed Technology and Licensed Systems, and the license granted under Articles 2 and 6, ChipMOS (Shanghai) shall pay ChipMOS (Bermuda) the lump sum of US$ 25,000,000.

3.2 Payments by ChipMOS (Shanghai) to ChipMOS (Bermuda) are to be transferred and shall be made to the following bank account of ChipMOS (Bermuda) (unless written notice of change is given by ChipMOS (Bermuda) or otherwise indicated in ChipMOS (Bermuda)’s relevant invoice):

BENEFICIARY: CHIPMOS TECHNOLOGIES (BERMUDA) LTD

ACCOUNT NO.: 0019935-32-5

BENEFICIARY’S BANK: DEUTSCHE BANK AG TAIPEI BRANCH

BANK ADDRESS: 10/F, 296 JEN AI ROAD SEC. 4, TAIPEI, TAIWAN, R.O.C

SWIFT CODE:DEUTTWTP

THRU BANK: BANKERS TRUST CO NEW YORK (SWIFT CODE: BKTRUS33)

3.3 Payment by ChipMOS (Shanghai) to ChipMOS (Bermuda) shall be made within sixty (60) days after receipt of the invoice from ChipMOS (Bermuda).

Article IV Delivery of Technical Documentation

4.1 The Technology Provider shall deliver the Technical Documentation to ChipMOS (Shanghai) in accordance with the schedule to be agreed upon by the Parties.

4.2 Unless the nature of the Technical Documentation being delivered requires a physical delivery, all Technical Documentation shall be delivered by electronic means with encryption, to the extent permissible under the applicable law, or other due safeguard for the transmission with necessary assistance from ChipMOS (Shanghai).

4.3 In the case of physical delivery of Technical Documentation, the delivery shall be made at the risk and expense of ChipMOS (Shanghai).

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4.4 In the case of electronic transfer, the Technology Provider shall give an advance notice to ChipMOS (Shanghai) of such transmission, and will maintain records of the data replicated; and ChipMOS (Shanghai) shall inform Technology Provider of receipt of such data within three days from receipt.

4.5 ChipMOS (Shanghai) shall be responsible for maintaining a database compatible with the Technology Provider’s system for ensuring the security of the data, and for controlling access by its employees.

Article V Services

5.1 The Technology Provider shall provide Services to ChipMOS (Shanghai) in accordance with this Agreement The Services may include, but are not limited to, support and advice regarding implementation of transfer of Licensed Technology, installation of the Licensed Systems, cost-effect analysis, and troubleshooting. The Services are intended to assist ChipMOS (Shanghai) in achieving an earlier time-to-market, implementation superiority, advance information on technology trends, in connection with the Licensed Technology and the Licensed Products. Notwithstanding the foregoing, the specific amount and type of the Services and the resources extended by the Technology Provider to render the Services shall be mutually agreed to by the relevant parties from time to time.

5.2 During the stages of implementation of transfer of Licensed Technology at the facilities of ChipMOS (Shanghai), installation of Licensed Systems, and establishment of package assembly or testing production line of the ChipMOS (Shanghai) in connection with the Licensed Technology and the License Products, the Technology Provider shall dispatch its engineers to provide on-site Services (“Phase I Services”) by way of giving instruction and guidance to the staff of ChipMOS (Shanghai) with respect to the establishment of package assembly or testing production line and Licensed Systems in connection with the Licensed Technology and the License Products, and supervising the commencement of manufacture operation of ChipMOS (Shanghai). The period of Phase I Services shall be no longer than 6 months from the Effective Date.

5.3 After the Phase I Services and during the Term, the Technology Provider shall provide the off-site Services (“Phase II Services”) during its normal business hours by methods of off site communication including electronic mail, facsimile transmission, and telephone communication.

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5.4 During the period of Phase I Services, the Technology Provider shall send technical experts to the facilities of ChipMOS (Shanghai) to carry out training program as pre-scheduled by the Parties. The training program will be designed by the Technology Provider with the goal to have the technical staff of ChipMOS (Shanghai) familiarize with the operation of the Licensed Technology, and the package assembly and testing of the Licensed Products.

5.5 ChipMOS (Shanghai) shall provide the Technology Provider with all the necessary assistances facilitating the provision of the Services by the Technology Provider. The Parties shall designate their respective coordinators for the transfer of Licensed Technology and Licensed Systems, and provision of the Services.

Article VI License

6.1 Subject to the terms and conditions of this Agreement, ChipMOS (Bermuda) hereby grants to ChipMOS (Shanghai) a non-exclusive, non-transferable right and license (without the right to grant sublicenses) (“License”) within the territory of the People’s Republic of China (exclusive of its independent customs regions) under the Licensed Technology and Licensed Systems to package, assemble, test, make, use, develop, import, sell, lease and otherwise dispose of any kind of Licensed Products. ChipMOS (Shanghai) shall not transfer or assign the License nor shall have the rights and licenses under this Agreement exercised or enjoyed by any third party. The License shall be valid for the Term unless terminated earlier under Sections 13.2 and 13.3.

Article VII Improvements

7.1 All Improvements made after Effective Date jointly (provided that the features of such improvements are such that it is impossible to separate them for the purpose of applying for or obtaining the relevant patent protection) by one or more employees of ChipMOS (Shanghai) with one or more employees of the Technology Provider (including the Technology Provider’s employees seconded or assigned to work at facilities of ChipMOS (Shanghai)) shall be jointly owned by ChipMOS (Shanghai) and the Technology Provider, and each of them shall have the right to use such jointly owned Improvements, subject to the following conditions:

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7.1.1 ChipMOS (Shanghai) and the Technology Provider shall each have the right to grant licenses (including the right for any licensee to grant sublicenses) to third party (unless such third party is a competitor of the Technology Provider) without compensation to the other party and/or their employees, and necessary consent is hereby given by the other party for the granting of such licenses as may be required by the law of any country; and

7.1.2 The expenses and costs in procuring and maintaining the intellectual property protection for the jointly owned Improvements shall be equally shared by ChipMOS (Shanghai) and the Technology Provider. ChipMOS (Shanghai) and the Technology Provider shall agree whether to apply for patent or other appropriate protection and, if so, which party shall prepare and prosecute such application and in which countries corresponding applications shall be filed and by whom.

7.2 The Improvements solely made by the employees of a party shall be solely owned by that party. ChipMOS (Shanghai) and the Technology Provider agree to keep secret and confidential the Improvements solely made by or jointly made with the other party.

7.3 During the Term, ChipMOS (Shanghai) shall notify the Technology Provider of Improvements it has made. If the Improvements are solely owned by ChipMOS (Shanghai), ChipMOS (Shanghai) shall grant the Technology Provider an unrestricted, non-exclusive, fully paid-up, royalty-free, worldwide and perpetual right and license (with the right to grant sublicenses) under such patents or other intellectual properties arising therefrom, to use, make, have made, develop, have developed, sell, import, lease and otherwise dispose of semiconductor products and to use any apparatus and/or material and any method and/or process in the manufacture of such products.

7.4 During the Term, the Technology Provider may grant to ChipMOS (Shanghai) non-exclusive right and license under the Improvements solely owned by the Technology Provider at terms and conditions to be agreed upon by the ChipMOS (Shanghai) and the Technology Provider.

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Article VIII Expenses and Taxes

8.1 ChipMOS (Shanghai) shall be responsible for all expenses incurred by ChipMOS (Shanghai) or the Technology Provider in relation to the transfer of the Licensed Technology and Licensed Systems, and provision of the Services.

8.2 ChipMOS (Shanghai) shall be responsible to pay all applicable taxes, levies, duties, similar governmental charges of any type or nature in connection with this Agreement under PRC tax laws and regulations, and penalties and interest thereon, if any. (“Imposts”) The Technology Provider shall be responsible to pay all applicable Imposts in connection with this Agreement on the basis of its net income under tax laws and regulations of Bermuda or other jurisdictions. All payments and consideration payable to ChipMOS (Bermuda) hereunder shall be net of any PRC Imposts. The Parties will consult each other and cooperate in minimizing any applicable Imposts payable by the Parties.

Article IX Warranties

9.1 ChipMOS (Bermuda) represents and warrants that:

(i) ChipMOS (Bermuda) has the requisite power and authority to enter into this Agreement and to perform its obligations hereunder; and this Agreement has been duly authorized and is enforceable upon the Effective Date against ChipMOS (Bermuda) in accordance with its terms;

(ii) ChipMOS (Bermuda) has the right to transfer the Licensed Technology and to grant the License;

(iii) As of the date of this Agreement, no known third party infringement claim concerning the use of the Licensed Technology has been formally made against ChipMOS (Bermuda); and

(iv) The Licensed Technology and Licensed Systems, and Technical Documentation to be transferred hereunder shall be provided on an “AS IS” basis and shall be the same in both scope and contents as those available at ChipMOS (Bermuda) on the date of this Agreement; and

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9.2 ChipMOS (Shanghai) represents and warrants that:

(i) ChipMOS (Shanghai) has the requisite power and authority to enter into this Agreement, to receive the rights and licenses granted herein, and to perform its obligations hereunder upon the Effective Date without the need for any consents, approvals or immunities;

(ii) This Agreement has been duly authorized and is enforceable against ChipMOS (Shanghai) upon the Effective Date in accordance with its terms;

(iii) ChipMOS (Shanghai) shall use the Licensed Technology on the Licensed Products only;

(iv) ChipMOS (Shanghai), by execution hereof, acknowledges, covenants and agrees that it has not been induced in any way by ChipMOS (Bermuda) or its employees to enter into this Agreement, and further warrants and represents that (a) it has conducted sufficient due diligence investigation with respect to Licensed Technology and Licensed Systems in all respects, including without limitation, the legal status and the technical effectiveness thereof, and (b) ChipMOS (Shanghai) has adequate knowledge and expertise, or has utilized knowledgeable expert consultants, to conduct the due diligence investigation.

9.3 Nothing contained in this Agreement shall be construed as a warranty or representation that the possession or use of any Licensed Technology, Licensed Systems, or Technical Documentation provided under this Agreement and/or the manufacture, sale, lease, use or other disposition of systems, apparatus, material, processes, circuits, devices, software and products hereunder will be free from infringement of intellectual property rights of third parties.

9.4 ChipMOS (Bermuda) (and Technology Provider) makes no representation or warranty as to the condition or accuracy, sufficiency or suitability for ChipMOS (Shanghai)’s use of any Licensed Technology, Licensed Systems, Technical Documentation or Services provided under this Agreement, or for the quality or successful manufacture of any product or process made hereunder, nor does ChipMOS (Bermuda) (and Technology Provider) assume any responsibility or liability for any costs, losses or damages, whether indirect, consequential or incidental, which might arise out of ChipMOS (Shanghai)’s possession or use thereof.

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9.5 ChipMOS (Shanghai), by execution hereof, acknowledges and agrees that all representation and warranties made, or obligations, responsibilities and liabilities assumed by ChipMOS (Bermuda) under the Cross License Agreement made and executed by and between ChipMOS TECHNOLOGIES INC. and ChipMOS (Bermuda) on August 1, 2002, (“Master Agreement”) shall apply to ChipMOS (Shanghai) as if it were assuming the contractual position of ChipMOS (Bermuda) as a Licensee under the Master Agreement. ChipMOS (Shanghai) further agrees to be bound by the Master Agreement, and that ChipMOS TECHNOLOGIES INC. shall be a third party beneficiary of this Agreement and shall have the same rights and privileges (but not the obligations and liabilities) as those of ChipMOS (Bermuda) hereunder and may exercise such rights and privileges directly to ChipMOS (Shanghai).

Article X Indemnification

10.1 Each Party (the “Indemnifying Party”) shall indemnify and hold the other Party (the “Indemnified Party”) and its directors, officers, employees, agents and consultants (“Indemnified Persons”) harmless from and against any and all damages, losses, claims, expenses, costs (including reasonable attorneys’ fees and litigation or arbitration costs) or other liability incurred by the Indemnified Party and Indemnified Persons, arising out of or relating to any breach of a representation, warranty or covenant of the Indemnifying Party under this Agreement. Provided that the Indemnified Party shall provide to the Indemnifying Party prompt written notice of any such claim for which indemnification is sought and shall further provide reasonable cooperation in the defense and all related settlement negotiations thereof. The Indemnifying Party shall have the right to control the defense of a claim for which indemnification is sought hereunder. Notwithstanding any of the foregoing, the Indemnified Party shall have the right, in its absolute discretion and at its sole cost, to employ attorneys of its own choice in the defense of such claim. The indemnification liability of either Party hereunder shall in no event exceed the consideration for transfer of the Licensed Technology as described in Section 3.1.

10.2 ChipMOS (Shanghai) agrees to maintain liability insurance coverage on the Licensed Products consistent with sound business practice.

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Article XI Third Parties Claim

11.1 In case of a third party’s infringement claim directed to the use of Licensed Technology, Licensed Systems, Technical Documentation or Services, or the manufacture or sales of the Licensed Products (“Third Party Claim”), the Parties agree to cooperate fully with each other. At the request and expense of the Party being subject to the Third Party Claim, the other Party shall provide necessary assistance and permit access to its personnel, records, papers, and information necessary for the defense thereof. The assistance and access provided by either Party hereunder shall be the sole and exclusive obligation of that Party with respect to the Third Party Claim.

Article XII Confidentiality

12.1 The Licensed Technology, Licensed Systems and Technical Documentation shall be deemed as Confidential information for all purposes and at all times. Notwithstanding the above, information shall not be deemed confidential if it is proved with conclusive evidence, which (i) is or becomes generally known to the public through no unlawful act or fault of the receiving Party; (ii) was known to the receiving Party at the time of disclosure; (iii) is disclosed with the prior written approval of the disclosing Party; (iv) was independently developed by the receiving Party without any use of or reference to the Confidential Information of the disclosing Party; or (v) becomes known to the receiving Party from a source other than the disclosing Party without breach of this Agreement and not subject to confidentiality duty.

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12.2 Each Party agrees that it shall not use or disclose to any person or entity the Confidential Information of the other Party, except that each Party may (a) use the Confidential Information of the other Party to carry out the activities expressly permitted hereunder, (b) disclose the Confidential Information of the other Party to those persons who have a need to know such Confidential Information in order to carry out the activities expressly permitted hereunder on behalf of the receiving Party and who are bound by confidentiality obligations no less stringent than those contained herein, and (c) disclose the Confidential Information as required by judicial order or other legal obligation, provided that, in such event, the Party subject to such obligation shall promptly notify the other Party to allow intervention (and shall cooperate with the other Party) to contest or minimize the scope of the disclosure (including application for a protective order). Each Party agrees to take precautions to prevent unauthorized disclosure or use of the Confidential Information of the other Party, and such precautions shall be consistent with the precautions used to protect the receiving Party’s own confidential information of like significance, but in no event less than the care exercised by a reasonable business person in the protection of its valuable confidential information. In the event that a receiving Party learns or has reason to believe that any person who has had access to the Confidential Information of the other Party has violated or intends to violate the terms of this Agreement, the receiving Party shall immediately notify the other Party and shall cooperate with the other Party in seeking any relief against any such person or violation.

12.3 All Confidential Information of a disclosing Party shall remain the sole property of such disclosing Party. Upon the termination of this Agreement, or at any time the disclosing Party requires, the receiving Party shall return the Confidential Information of the other Party and not keep or retain any copies of the other Party’s Confidential Information.

12.4 ChipMOS (Shanghai) shall not disclose or publicize the existence or the terms of this Agreement, without the prior written consent of Technology Provider.

12.5 ChipMOS (Shanghai) shall procure non-disclosure undertakings from its employees having access to the Confidential Information of Technology Provider on a need-to-know basis. The terms of the non-disclosure undertaking shall be no less stringent than those contained herein. ChipMOS (Shanghai) shall provide to Technology Provider list of the foregoing employees and copies of the non-disclosure undertakings, and shall update the list in a timely manner.

12.6 In the event of any unauthorized disclosure or use of Technology Provider’s Confidential Information by any of ChipMOS (Shanghai)’s employees (in such case, it shall be deemed as violation by ChipMOS (Shanghai)), Technology Provider shall have the right to commence legal proceedings directly against such employee, and such direct claim shall be addressed and granted in the non-disclosure undertaking executed by ChipMOS (Shanghai)’s employees. The damages that would be suffered by Technology Provider as a result of a breach of the provisions of this Article XII may not be calculable and that an award of a monetary judgment for such a breach would be an inadequate remedy. Consequently, Technology Provider shall have the right, in addition to any other rights it may have, to obtain, in any court of competent jurisdiction, injunctive relief or the like to restrain any breach or threatened breach of any provision of this Article XII or otherwise to specifically enforce any of the provisions hereof. In the event of ChipMOS (Shanghai)’s breach (including the breach by its employees) of any of the provisions of this Article XII, ChipMOS (Shanghai) agrees to pay Technology Provider liquidated damages in the amount of US$ 1,000,000 for each such breach. These remedies are in addition to any other remedy, including, without limitation, the recovery by Technology Provider of its actual damages in excess of the liquidated damages, available to Technology Provider.

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12.7 The confidentiality obligations of the Parties and their employees shall survive the termination or expiration of this Agreement.

Article XIII    Term and Termination

13.1 This Agreement and the License shall come into force on the Effective Date and shall remain in full force and effect for ten (10) years from Effective Date, unless and until earlier terminated hereunder.

13.2 Each Party may terminate this Agreement by delivering written notice to the other Party in the event that: (i) the other Party materially breaches this Agreement and, to the extent such breach is curable, fails to cure such breach within ten (10) days following the date the breaching Party receives written notice from the non-breaching Party describing such breach; (ii) the other Party materially breaches this Agreement and such breach is not curable; (iii) a petition for the other Party’s bankruptcy has been filed and is not discharged within thirty (30) days, whether voluntary or involuntary; (iv) an assignment of the other Party’s assets is made for the benefit of creditors; (v) the appointment of a trustee or receiver is made to take charge of the other Party’s business for any reason; (vi) the other Party becomes insolvent or ceases to conduct business in the normal course. For purposes of this Section 13.2, any breach of Articles VI and XII, Sections 9.2 (iii), and 16.5 shall be deemed an incurable breach.

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13.3 This Agreement and the License shall automatically terminate upon: (i) the board of directors of ChipMOS (Shanghai) passes the resolution of winding up ChipMOS (Shanghai); (ii) termination of the Master Agreement for whatsoever reasons; or (ii) Modern Mind Technology Limited possesses percentage interest of equity less than that originally possessed in ChipMOS (Shanghai). Upon the termination of this Agreement and/or License, ChipMOS (Shanghai) shall cease to use any of Licensed Technology, Licensed Systems or Technical Documentation, unless otherwise authorized by ChipMOS (Bermuda).

13.4 Notwithstanding the foregoing, the termination or expiration of this Agreement shall not relieve either Party of any liability or obligation that accrued prior to such termination or expiration.

Article XIV    Arbitration

14.1 All matters, questions, disputes, differences or claims arising between the Parties as to (i) the effect, interpretation or application of this Agreement, (ii) their respective rights, duties or liabilities hereunder, or (iii) any act, matter or thing arising out of or in connection with this Agreement (the “Difference”), shall first be resolved through friendly negotiations between the Parties. Such negotiations shall commence within a period of seven (7) working days of the issue of notice (the “Notice”) in writing by one Party to the other Party (the “Notified Party”) calling for the same.

14.2 In the event that such negotiations fail to resolve the Difference within a period of forty-five (45) working days from the date of receipt of the Notice by the Notified Party, such Difference shall be finally settled by and pursuant to Hong Kong Arbitration Law and the rules of the Hong Kong International Arbitration Center by arbitrator(s) appointed in accordance with the established rules of such arbitration body. The arbitration proceedings shall be conducted in Hong Kong and in the English language.

14.3 Unless otherwise provided herein, the Parties shall be responsible for the payment of their respective costs in connection with any arbitration proceeding.

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14.4 The existence of a Difference between the Parties hereto, or the initiation or continuance of any arbitration proceedings referred to above, shall not delay or otherwise postpone the performance of the undisputed obligations of the Parties hereto and the arbitrator shall take full cognizance and give due consideration to such performance, if any, in the making of the final award.

14.5 The arbitral award shall be final and binding on the Parties, and the judgment thereon may be rendered by any court having jurisdiction thereof or application may be made to such court for judicial recognition of the award or an order of enforcement, as the case may be. In the event that the arbitral award or judgment rendered thereon is entered by a court of competent jurisdiction for judicial recognition or an order of enforcement, the Parties shall waive all of their rights to object thereto insofar as permissible under the applicable laws.

Article XV    Force Majeure

15.1 No Party shall be held liable or responsible to the other Party for failure or delay in fulfilling or performing any obligation under this Agreement if such failure or delay is caused by actions or events which are beyond the reasonable control of the affected Party, the effect of which is to prevent or interfere with that Party’s performance hereunder, including, without limitation, (i) any natural disasters or public enemy, fire, explosion, accident, embargo, or any other circumstances of like or different character commonly referred to as force majeure; or (ii) interruption of or delay in transportation or shortage or failure of supply of materials or equipment, breakdowns, strikes, or other labor strike from whatever cause arising; or (iii) compliance by either Party with any valid order, action, directive, or request of any governmental official, department, agency, or authority. Each Party agrees to give the other Party prompt written notice of the occurrence of any such condition and the extent to which the affected Party will be unable to fully perform its obligations hereunder. Each Party further agrees to use all reasonable efforts to correct such conditions as quickly as possible and to give the other Party prompt written notice when it is again fully able to perform such obligation, provided that, in the event of such prevention or delay as aforesaid, the Parties hereto, instead of exercising the aforesaid option, may consult with each other in order to mutually determine the course of action to be taken, in order to minimize the effects of such prevention or delay and continue the operation of this agreement.

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Article XVI    General Provisions

16.1 This Agreement shall be governed by and interpreted in accordance with the laws of Hong Kong Special Administrative Region without giving effect to its conflict of laws principles.

16.2 Should any provision of this Agreement or the application of such provision to any person or circumstance be held invalid, the remainder of this Agreement or the application of such provision to persons or circumstances other than those to which it is held invalid shall not be affected thereby.

16.3 No alteration, amendment, waiver, cancellation or any other change in any term or condition of this Agreement shall be valid or binding on either Party unless the same shall have been mutually assented to in writing by both Parties.

16.4 The failure of either Party to enforce at any time any of the provisions of this Agreement, or the failure to require at any time performance by the other Party of any of the provisions of this Agreement, shall in no way be construed to be a present or future waiver of such provisions, nor in any way affect the right of either Party to enforce each and every such provision thereafter. The express waiver by either Party of any provision, condition or requirement of this Agreement shall not constitute a waiver of any future obligation to comply with such provision, condition or requirement.

16.5 Unless otherwise provided herein, ChipMOS (Shanghai) shall not assign, sell, transfer, delegate or otherwise dispose of, whether voluntarily or involuntarily, by operation of law or otherwise, this Agreement or any or its rights (including, without limitation, the License) or obligations under this Agreement without the prior written consent of ChipMOS (Bermuda), which consent may be withheld in ChipMOS (Bermuda)’s sole discretion. For purposes of this Section 16.6, a Change of Control shall be deemed an assignment of this Agreement or the License. A “Change of Control” shall mean any acquisition of securities, merger, consolidation, reorganization, proxy contest or other transaction or event involving ChipMOS (Shanghai) or its securities (or any series of related transactions or events) as a result of which any entity or person (or any group of related entities or persons) that did not directly or indirectly control ChipMOS (Shanghai) prior to the transaction or event (or series of transactions or events) thereafter directly or indirectly controls ChipMOS (Shanghai), or any sale of all or substantially all of the assets of ChipMOS (Shanghai). Any purported assignment, sale, transfer, delegation or other disposition of this Agreement or the License, except as permitted herein, shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

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16.6 All notices, requests and other communications under this Agreement shall be in writing and shall be deemed to have been duly given, if delivered by hand, at the time of receipt or, if communicated by cable or similar electronic means, at the time receipt thereof has been confirmed by return electronic communication or signal that the message has been clearly received or, if mailed, seven (7) days after mailing, registered airmail return receipt requested, with postage prepaid.

In case of ChipMOS (Bermuda):

Contact person: F.J. Tsai

Title: Assistant Vice President

Address: No.5, Nan-Ko Rd. 7, Science-Based Industrial Park, Tainan, Taiwan

In case of ChipMOS (Shanghai):

Contact person: W.S. Chow

Title: Assistant Vice President

Address: No. 1688, Xin-Qu Rd, Qingpu Industrial Zone, Shanghai, China

Provided, however, that if a Party shall have designated a different address by notice to the other Party, then to the last address so designated.

16.7 The terms and conditions of this Agreement constitute the entire agreement between the Parties and supersede all previous agreements and understandings, whether oral or written, between the Parties hereto with respect to the subject matter hereof. Unless specifically set forth in this Agreement, no representations, warranties or covenants have been made, assumed or agreed to by the Parties and no agent of the Parties has been authorized to make or agree to any such representations, warranties or covenants.

16.8 The captions or headings of the Articles of this Agreement are for reference only and are not to be construed in any way as part of this Agreement.

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16.9 This Agreement shall be in the English and Chinese languages, and the English version shall be controlling in all respects. All communications and notices to be made or given pursuant to this Agreement shall be in the English language.

16.10 This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. A Party may deliver this Agreement by transmitting a facsimile of this Agreement signed by such Party to the other Party, which facsimile signature shall be deemed an original.

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement and caused their respective corporate seals to be affixed by their officers thereunto duly authorized as of the day and year first written above.

CHIPMOS TECHNOLOGIES (SHANGHAI) LTD.

By:
Name:	Peter Ku
Title:	General Manager

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

By:
Name:	Hung-Chiu Hu
Title:	Chairman

Confidential

ANNEX I. DESCRIPTION OF LICENSED SYSTEMS

1.	Quality system

2.	Logistic system

3.	Financial system

4.	ITM system

4.1	Lotus Notes system application (OA, Work flow, DCC)

4.2	Business management system application

4.3	Personal data and payroll system of testing

4.4	Manufacture execution system of testing

4.5	Manufactory automation system of package assembly

4.6	Production automation system of package assembly

4.7	Test program management

4.8	System hardware

4.9	System software

4.10	System/data maintenance & support

ANNEX II. LIST OF LICENSED TECHNOLOGY

1.	Package & Leadframe design

2.	Rigid & Flex substrate design

3.	Package assembly technology

.small tool/mold chassis design

4.	Testing technology

.bum-in board design

.hi-fix/change kit/small tool design

5.	Test program development